CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion of our audit report dated March 15, 2007 on the consolidated financial statements of Quest Capital Corp. as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004. The audited consolidated financial statements are included as an exhibit to the company’s annual report on Form 40-F.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 15, 2007